China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

March 2, 2015

VIA CORRESPONDENCE

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Melissa Kindelan, Staff Accountant

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35645

Dear Mr. Gilmore, Mr. Edgar, Ms. Kindelan, Mr. Austin and Mr. Crispino:

The Company has received the letter dated February 13, 2015 from the staff of the Securities and Exchange Commission (the “Comment Letter”) regarding its annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”). The Company needs additional time to prepare response to Comment #1 and Comment #2 in the Comment Letter and hereby requests an extension of the response deadline for Comment #1 and Comment #2 to March 13, 2015.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer